[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

May 26, 2015

VIA EDGAR

Mellissa Campbell Duru
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549-7010

Re:                             PHH Corporation
Schedule TO-I
Filed May 6, 2015
File No. 005-13543

Dear Ms. Campbell Duru:

On behalf of PHH Corporation (the “Company”),we are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission set forth in the Staff’s letter of May 15, 2015 (the “Comment Letter”) with respect to the Schedule TO-I filed by the Company on May 6, 2015 (the “Schedule TO”).

The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Schedule TO, as amended pursuant to Amendment No. 1 filed by the Company on May 26, 2015 (the “Amendment No. 1”). All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Offer to Exchange filed as Exhibit (a)(1)(A) to the Schedule TO.

Offer to Purchase

1.                                As currently structured, the final exchange ratio will not be fixed until 4:30 pm New York City time on the expiration day of the offer. Thus, securityholders will not know certain material terms of the offer (i.e. the final exchange ratio or consideration receivable) until the expiration day of the offer. This structure does not appear to be consistent with Rule 13e-4(d)(1) and Item 4 of Schedule TO and corresponding Item 1004(a) of Regulation M-A. Please revise your offer and/or contact the staff to advise.

In response to the Staff’s comment, the Company has submitted a letter to the SEC requesting that the Staff confirm that it will not recommend that the SEC take enforcement action against the Company pursuant to Rules 13e-4(d)(1), 13e-4(f)(1)(ii) and 14e-1(b) under the Exchange Act with respect to the Company’s use of the pricing mechanism to determine the Offer Consideration to be paid pursuant to the Offer.

2.                                Please note our comment above. If you revise your offer, please provide an analysis of how your revised offer will allow sufficient time for securityholders to consider whether to tender or withdraw following the announcement of the material terms of the offer (i.e. the exact exchange ratio). As the filing persons are aware, Rules 13e-4(f)(1)(ii) and 14e-1(b) of the Exchange Act require that you extend the offering period for any increase or decrease in the consideration offered so at least ten business days remain in the offer after the information is first sent to securityholders. If you do not intend to revise the offer in compliance with the time frame set forth in Rule 13e-4(f)(1)(ii), then provide us with a legal analysis explaining how your revised offer would comply with Rules 13e-4(f)(1)(ii) and 14e-1(b). Please cite to relevant no-action letters and/or other staff interpretative positions that you believe support your analysis.

We respectfully refer you to the information set forth in response to Comment No. 1 above, which is also intended to address the Staff’s Comment No. 2.

Cautionary Statement, page 23

3.                                We note that you “do not undertake any obligation to update any forward- looking statement to reflect events or circumstances after the date of th[e] Offer to Purchase...” This assertion is inconsistent with the company’s obligation to amend and promptly disseminate revised information in the event that existing disclosure materially changes. Therefore, please revise this disclosure and refrain from including such language in future filings. Refer generally to Rules 13e-4(d)(2) and 13e-4(e)(3).

In response to the Staff’s comment, the Company has included a revised disclosure in the Amendment No. 1 to the Schedule TO that includes such obligation. The Company will refrain from including such language in future filings related to the Offer.

Incorporation of Documents by Reference, page 24

4.                                We note that you have attempted to “forward” incorporate by reference future filings. Please confirm your understanding that Schedule TO does not allow you to forward incorporate disclosure from subsequently filed documents. We refer you to General Instruction F of Schedule TO and your obligation under Exchange Act Rules 13e-4(d)(2) and 13e-4(e)(3) to amend the Schedule to reflect a material change in the information previously disclosed. Please revise your disclosure accordingly.

The Company respectfully acknowledges the Staff’s comment and confirms that it cannot forward incorporate disclosure from subsequently filed documents into the Schedule TO and will file an amendment to the Schedule TO to report any material changes in the information previously disclosed in accordance with the Exchange Act Rules 13e-4(d)(2) and 13e-4(e)(3). In response to the Staff’s comment, the Company has also included a revised disclosure in the Amendment No. 1 to the Schedule TO that reflects the above.

Selected Historical Consolidated Financial Data, page 33

5.                                Please provide updated summary financial information reflective of the results reported in the Form 10-Q for the period ending March 31, 2015. For example, please revise to include updated information regarding the net book value and ratio of earnings to fixed charges. Refer generally to Item 1010(c) of Regulation M-A. Also, please include a brief statement as to the accounting treatment of the tender offer, or explain why such disclosure is not material in the context of this transaction. See Item 1004(a)(1)(xi) of Regulation M-A.

In response to the Staff’s comment, the Company has included updated financial information reflective of the results reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015 (including summary financial information and information regarding the net book value) in the Amendment No. 1 to the Schedule TO. The Company has not updated information in the section of the Offer to Exchange entitled “Ratio of Earnings to Fixed Charges” in view of the fact that it does not disclose such information on a quarterly basis.

The Company respectfully submits that it has included the if-converted value of the Notes in the Company’s Annual Report on Form 10-K for the year ended December 31, 2014, filed with the SEC on February 27, 2015 and in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, filed with the SEC on May 7, 2015.  Furthermore, the Company’s earnings per share disclosures contain the impact of the dilution that may result from the issuance of shares from the conversion of the Notes.  The Company does not believe that further description of the accounting impact of the Offer would be meaningful to investors.

Extension, Termination and Amendment, page 37

6.                                You disclose that the calculation of the Exchange Ratio on the basis of the formula described in the Offer will not be considered an increase or decrease in the price to be paid in the offer. Given the timing of the calculation however, which is currently scheduled to occur on the expiration day of the offer, this statement would appear to be inconsistent with the requirements set forth in Rule 13e-4(f)(1)(ii) and 14e-1(b). Please reconcile and/or revise your disclosure consistent with the responses you provide to prior comments 1 and 2.

We respectfully refer you to the information set forth in response to Comment No. 1 above, which is also intended to address the Staff’s Comment No. 6.

7.                                You indicate your right to waive conditions to the offer without extending the offer, in accordance with applicable law. Supplementally confirm your understanding that depending on the materiality of a waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to holders.

The Company respectfully acknowledges the Staff’s comment and confirms its understanding that depending on the materiality of a waived condition and the number of days remaining in the Offer, the Company may be required to extend the Offer and recirculate new disclosure to holders.

Conditions to the Offer, page 43

8.                                A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification whether or not the conditions have been satisfied. Please advise us, with a view toward revised disclosure, of the purpose of the language that suggests any “action or inaction” by PHH may constitute a bona fide triggering events for offer conditions.

The Company respectfully acknowledges the Staff’s comment and has included a revised disclosure of the language that suggests that any “action or inaction” by PHH constitutes a triggering event for the Offer conditions in the Amendment No. 1 to the Schedule TO.

9.                                Refer to disclosure regarding your right to “terminate the offer if any condition is not satisfied...on or after the Expiration Time on the Expiration Date...” We also note language that suggests you are reserving the right to assert the conditions “at any time” from time to time in your sole discretion. Please revise to clarify that all conditions, other than those subject to governmental approvals, must be satisfied or waived as of the Expiration Time.

In response to the Staff’s comment, the Company has included a revised disclosure in the Amendment No. 1 to the Schedule TO that clarifies that all conditions, other than those subject to governmental approvals, must be satisfied or waived as of the Expiration Time.

10.                         When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform securityholders of how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company’s understanding in your response letter.

The Company respectfully acknowledges the Staff’s comment and confirms that if an Offer condition is triggered by events that occur during the offer period and before the expiration of the Offer, the Company will inform holders of Notes of how it intends to proceed promptly, rather than wait until the end of the Offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.

We are authorized by the Company to acknowledge on its behalf that:

1.                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.                          the Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.                          the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please telephone the undersigned at (212) 735-3259 if you have any questions or require any additional information.

Very truly yours,

/s/ Michael J. Zeidel
Michael J. Zeidel

cc.                                 William F. Brown, PHH Corporation